ADVANCING TO PRODUCTION TSX: POM, NYSE Alternext: PLM	1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

NEWS RELEASE	2008-16

POLYMET DISCUSSES STRATEGIC AGREEMENTS WITH GLENCORE

COMPANY SCHEDULES CONFERENCE CALL FOR 10 A.M. EST ON NOVEMBER 6, 2008

Hoyt Lakes, Minnesota, November 4, 2008 - PolyMet Mining Corp. (TSX: POM; NYSE Alternext US: PLM) (“PolyMet” or the “Company”) reported today that, following completion of the strategic partnership agreements with Glencore AG (“Glencore”), the Company will host a conference call for investors and other interested parties.

William Murray, Executive Chairman of PolyMet stated, “Closing these strategic agreements at a time of uncertainty in the financial markets demonstrates the strength of our project. Since we announced the agreement in early September, Glencore has completed a thorough legal due diligence which is expected to simplify the process of securing senior construction finance upon final permitting. We look forward to completing the permitting process and building this project with their support.

“I am pleased to welcome Stephen Rowland to our board,” Mr. Murray continued. “He brings experience in metals marketing, he has spent a great deal of time getting to know the project and the management team, and knows Minnesota well having started his career with Cargill, Incorporated.”

PolyMet’s strategic partnership with Glencore comprises:

Marketing: Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production. This agreement gives PolyMet direct access to, and negotiating leverage with, leading consumers of metals and metal products in North America and throughout the world.

Glencore, with offices in Stamford, CT is one of the world's largest suppliers of a wide range of commodities and raw materials to industrial consumers with commercial counterparts including both producers and industrial consumers. Glencore’s marketing operations directly or indirectly employ over 2,000 people worldwide in 50 offices in more than 40 countries. In its industrial operations, Glencore directly or indirectly employs over 60,000 people in 19 plants in 12 countries.

Financing: PolyMet’s wholly-owned Minnesota subsidiary Poly Met Mining, Inc. will issue to Glencore a total $50 million floating rate secured debentures due on September 30, 2011 bearing interest at 12-month US dollar LIBOR (currently 3.28%) plus 4%, of which $7.5 million was issued on October 31, 2008. Interest is payable in cash or by increasing the principal amount of the debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter.

An additional $17.5 million loan will be used to complete critical engineering work and the final Environmental Impact Study (“EIS”) for PolyMet's NorthMet project with the final $25 million to be used primarily for detailed engineering and procurement upon publication of the Final EIS in the State of Minnesota’s Environmental Quality Board Monitor and receipt by PolyMet of a bona fide term sheet for construction financing, and subject to expenditures being in material compliance with budget and other customary conditions.

The debentures are exchangeable into common shares of PolyMet at US$4.00 per share. PolyMet can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment.

PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

Upon full exchange of the Debentures and exercise of the warrants, Glencore would own 18.75 million shares of PolyMet, representing approximately 10.5% of PolyMet's issued capital diluted for all options and warrants currently outstanding, or approximately 12.0% of PolyMet’s issued capital on a partially-diluted basis assuming only conversion of the Debentures and exercise of the warrants held by Glencore.

Glencore has appointed Pierre Vix to PolyMet’s Technical Steering Committee, which is responsible for technical oversight of the project. Mr. Vix has over 30 years experience, worldwide, in mining and metallurgy.

Douglas Newby, PolyMet’s Chief Financial Officer stated, “The PolyMet project remains robust even in the current economic environment. Copper, cobalt and gold prices remain significantly above the long-term price assumptions ($1.25/lb, $15.25/lb, and $400/oz respectively) we used in operational planning in our Definitive Feasibility Study and May 2008 update, platinum is around our price assumption ($800/oz), while nickel and palladium have fallen below our long-term assumptions ($5.60/lb and $210/oz). This mix of prices demonstrates the economic strength of a polymetallic ore body such as NorthMet.

Mr. Newby concluded, “Despite concerns about the economy, total copper inventories on the terminal markets (London Metal Exchange and Comex) remain at approximately 4-5 days of consumption, which is low by historic standards and consistent with inventory levels during the past five years.”

Joe Scipioni, PolyMet President and CEO observed, “PolyMet is moving into an exciting time of transition. The Minnesota Department of Natural Resources is in the process of completing its review and compilation of the draft EIS before final review by cooperating agencies and then publication, which signals the start of the public review and comment period.

“Glencore’s investment into Minnesota’s mining future is a timely endorsement of our project,” Mr. Scipioni continued. “It is also a recognition of the quality and tremendous volume of environmental work that has been completed by numerous experts and government agencies. The next step for our project is to advance through the public review process leading to permitting, and then the creation of the long-awaited-for construction and permanent jobs, so critical to the well-being of northeastern Minnesota’s economy”.

Conference Call Information
PolyMet’s management will host a conference call on November 6, 2008 at 10:00 a.m. EST, to discuss the Glencore agreement.

Call-in Numbers:

Canada: +1 (416) 641-6125
Toll Free: +1 (866) 542-4236
International Toll Free: + (800) 6578-9868

Playback:

All callers: +1 (416) 695-5800 or +1 (800) 408-3053, passcode 3274508

A replay of the call will be available through November 20, 2008. A live web cast will also be available on the Company’s website.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Executive Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change. Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.